EXHIBIT 99.1

Inventiva will present data from the final analysis of the Phase 2 study evaluating the combination of lanifibranor with empagliflozin in patients with MASH and T2D at the AASLD The Liver Meeting® late-breaker session

  Data will be presented on Monday, November 18th as a late breaker poster at the American Association for the Study of Liver Diseases (AASLD) The Liver Meeting® 2024 in San Diego.
  LEGEND achieved its primary efficacy endpoint by significantly lowering HbA1c level in both the lanifibranor arm and in the lanifibranor with empagliflozin arm compared to placebo.
  50% percent of patients saw their HbA1c levels below 6.5% at week 24 following treatment with lanifibranor alone or in combination with empagliflozin.
  58% of patients on lanifibranor alone and 80% of those on the combination therapy had a decrease of at least 1% in HbA1c at week 24, compared to 0% in the placebo group.
  Liver function tests, markers of liver fibrosis and markers or cardiometabolic health including HOMA-IR, hsCRP, ferritin, lipid profile and adiponectin levels were also improved with lanifibranor alone or in combination with empagliflozin.
  The weight gain observed in a proportion of patients under lanifibranor was not observed in patients treated with the combination of lanifibranor with empagliflozin.

Daix (France), Long Island City (New York, United States), November 15, 2024 – Inventiva (Euronext Paris and Nasdaq: IVA), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), also known as non-alcoholic steatohepatitis (“NASH”), and other diseases with significant unmet medical needs, today announced the presentation of the final analysis of LEGEND, Phase 2 proof-of-concept clinical trial, evaluating lanifibranor in combination with empagliflozin in patients with MASH and Type 2 Diabetes (T2D). The data will be presented Monday November 18, 2024, as a late breaker poster at the American Association for the Study of Liver Diseases (AASLD) The Liver Meeting®, taking place in San Diego California.

Dr. Michael Cooreman, Chief Medical Officer of Inventiva, stated: “We are pleased to present the results of our LEGEND study at The Liver Meeting. We believe that the results on the combination of lanifibranor with empagliflozin not only confirm the benefits of lanifibranor as a monotherapy for patients with MASH and type 2 diabetes but also support a treatment paradigm for combination therapy for this patient population.”

Dr. Nezam (“Nid”) Afdhal, Chief of Gastroenterology, Beth Israel Deaconess Medical Center, Professor of Medicine, Harvard Medical School, said: “It is frequently overlooked that MASH is a liver manifestation of insulin resistance. The exciting new data from the LEGEND study, which evaluates the combination of lanifibranor and empagliflozin, confirms that lanifibranor has the potential to target the underlying biology of the disease. Additionally, LEGEND should alleviate the concerns about weight gain, as this can be managed with sGLT2 inhibitors or other treatments like GLP-1 agonists, which are treatments of choice for T2D management.”

The Phase 2, LEGEND, included patients with MASH and T2D with a Hemoglobin A1c (HbA1c) between 7-10% at screening. The trial was double-blind for lanifibranor and placebo, but open-label for the combination of lanifibranor and empagliflozin.

The study met the primary efficacy endpoint of HbA1c improvement with both treatment groups and patients treated with lanifibranor-only and in combination with empagliflozin showed a significant reduction in their HbA1c levels, with 50% of patients reaching an HbA1c under 6.5% by week 24 (p<0.001). Additionally, 58% of patients on lanifibranor alone and 80% of those on the combination therapy had a decrease of at least 1% in HbA1c at week 24, compared to 0% in the placebo group.

In addition, patients treated with lanifibranor alone and in combination with empagliflozin showed significant improvement in hepatic steatosis, -49% and -41% respectively, measured by Magnetic resonance imaging-proton density fat fraction (MRI-PDFF), as well as the composite MASH activity and fibrosis measured with cT1, -86 and -75 ms respectively.

Furthermore, adiponectin levels increased by a mean of 3-fold in patients with T2D and MASH treated with lanifibranor (p=0.009) and lanifibranor in combination with empagliflozin (p=0.004) compared to no increase measured in patients under placebo.

Regarding weight, the lanifibranor-only group saw a small increase of 3.6%, while the weight remained stable in the group on lanifibranor and empagliflozin. Importantly, the ratio of visceral abdominal fat to subcutaneous fat decreased in both groups of patients treated with lanifibranor alone or in combination with empagliflozin (-5 and -18% respectively compared to +2% in the placebo group), reflecting a shift from pro-inflammatory visceral fat towards metabolically healthy adipose tissue

Liver function tests (ALT, AST, GGT) and markers of liver fibrosis (TIMP-1, P3NP, Pro-C3) improved with lanifibranor, whether used alone or in combination with empagliflozin. Other cardiometabolic health markers, such as insulin sensitivity (HOMA-IR), inflammation (hs-CRP), ferritin, glycemia, and lipid levels (HDL-C, triglycerides), also showed improvement in both treatment groups.

The details of the presentations are as follows:

Abstract title	Combination therapy of lanifibranor with empagliflozin: metabolic improvement in patients with Metabolic Dysfunction-Associated Steatohepatitis (MASH) and Type-2 Diabetes (T2D)
Publication number	5040
Authors	Michelle Lai, Onno Holleboom, Lucile Dzen, Philippe Huot-Marchand, Jean-Louis Junien, Pierre Broqua, Louis Griffel, Sanjay Patel, Michael P Cooreman.
Date and time	Monday, November 18th 8:00AM-5:00PM PST

Inventiva will exhibit from Saturday November 16, through Monday November 18th at booth #1445.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH/NASH and other diseases with significant unmet medical need. The Company benefits from a strong expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Inventiva is currently advancing one clinical candidate, has a pipeline of two preclinical programs and continues to explore other development opportunities to add to its pipeline.

Inventiva’s lead product candidate, lanifibranor, is currently in a pivotal Phase 3 clinical trial, NATiV3, for the treatment of adult patients with MASH/NASH, a common and progressive chronic liver disease.

Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of adult MPS VI patients. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended its clinical efforts relating to odiparcil and is reviewing available options with respect to its potential further development. Inventiva is also in the process of selecting a candidate for its Hippo signaling pathway program.

The Company has a scientific team of approximately 90 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc EVP, Strategy and Corporate Affairs media@inventivapharma.com +1 202 499 8937	Brunswick Group Tristan Roquet Montegon / Aude Lepreux / Julia Cailleteau Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	ICR Healthcare Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513-1284

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Attachment

  Inventiva - PR - Lanifibranor AASLD Late Breaker - EN - 11 15 2024 (https://ml-eu.globenewswire.com/Resource/Download/416d7062-ea23-4dfa-8723-85ad25496007)